SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2006

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated November 16, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated:  November 16, 2006

Exhibit No	Description

1	Press Release dated November 16, 2006.

Jinpan International Limited Announces
Third Quarter Results for 2006

ENGLEWOOD CLIFFS, N.J., Nov. 16 /PRNewswire-FirstCall/ — JINPAN INTERNATIONAL LIMITED (Amex: JST — News) announced its consolidated financial results for the third quarter ended September 30, 2006 today. Comparison data with prior periods is not available as the company has not announced its quarterly results prior to this year.

Total Sales for the third quarter were RMB 185.0 million ($23.4 million) and Cost of Goods Sold accounted for 72.5% of sales at RMB 133.8 million ($16.9 Million), generating a gross profit margin of 27.5% or a Gross Profit of RMB 50.9 million ($ 6.4 million). Raw material costs were stable in the third quarter, but still remain at the high end of historical prices.

Selling and administrative expenses for the third quarter were RMB 27.1 million ($3.4 Million), or approximately 15% of sales. Net Income for the same period was RMB 16.7 million ($2.1 million). Basic earnings per share were RMB 2.54 ($0.32) and diluted earning per shares were RMB 2.51 ($0.32) for the third quarter.

The company had cash and cash equivalents of RMB 24.1 million ($3.0 Million) on the balance sheet with working capital of RMB 252.5 million ($31.9 million). The company does not currently hold any long-term debt and has Total Shareholders Equity of RMB 286.6 million ($36.3 million).

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (Unaudited)
As of September 30, 2006

	September 30,

(In thousands, except number of shares and per share data)	2006 US$	2006 RMB

Assets

Current assets:

Cash and cash equivalents	3,047	24,086
Accounts receivable, net	28,001	221,324
Inventories	18,319	144,795
Prepaid expenses	4,186	33,089
Other receivables	2,227	17,600

Total current assets	55,780	440,894

Property, plant and equipment, net	4,121	32,570

Construction in progress	1,124	8,886

Deferred tax assets	106	834

Total assets	61,131	483,184

Liabilities and Shareholders' Equity

Current liabilities:

Short term bank loans	4,328	34,207
Accounts payable	4,203	33,222
Advance from customers	5,453	43,101
Other Payable	9,855	77,895

Total current liabilities	23,839	188,425

Minority interest	1,030	8,145

Commitments	-	-

Shareholders' equity:

Authorized shares - 20,000,000 Issued and
outstanding shares - 6,825,246 in 2006	61	515

Convertible preferred stock, US$0.009
par value: Authorized shares - 1,000,000
Issued and outstanding shares - 6,111
in 2006, 6% p.a	-	2
Additional paid-in capital	10,881	89,979
Reserves	2,652	21,908
Retained earnings	22,822	181,386
Accumulated other comprehensive income	669	(397)

	37,085	293,393
Less: Treasure shares at cost, common stock-
208,470 shares	(823)	(6,779)

Total shareholders' equity	36,262	286,614

Total liabilities and shareholders'
equity	61,131	483,184

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income (Unaudited)
For the three months ended September 30, 2006

	Three months ended September 30		Nine months ended September 30

(In thousands, except per share data)	2006 US$	2006 RMB	2006 US$	2006 RMB

Net sales	23,324	184,722	57,905	462,514
Other income	33	262	41	331

	23,357	184,984	57,946	462,845

Costs and expenses:
Cost of products sold	(16,899)	(133,843)	(41,780)	(333,715)
Selling and administrative	(3,424)	(27,085)	(9,128)	(72,914)
Interest expenses	(86)	(679)	(242)	(1,933)

	(20,409)	(161,607)	(51,150)	(408,562)

Income before income taxes	2,948	23,377	6,796	54,283

Income taxes	(455)	(3,609)	(1,075)	(8,587)

Income before minority
interest	2,493	19,768	5,721	45,696

Minority interest	(387)	(3,070)	(923)	(7,375)

Net income	2,106	16,698	4,798	38,321

Earnings per share
- Basic	US$0.32	RMB2.54	US$0.73	RMB5.84
- Diluted	US$0.32	RMB2.51	US$0.72	RMB5.76

Weighted average number
of shares
- Basic	6,570,755	6,570,755	6,570,755	6,570,755
- Diluted	6,662,141	6,662,141	6,662,141	6,662,141

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.